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DIRECT DIAL NUMBER                                               E-MAIL ADDRESS
(852) 2514-7665                                                 jpark@stblaw.com




                                         December 1, 2005

BY HAND

Mr. Owen Pinkerton
Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  RE: WIDERTHAN CO., LTD.
                      FORM F-1
                      FILED NOVEMBER 18, 2005
                      FILE NO. 333-129806

Dear Mr. Pinkerton:

     We are writing on behalf of our client, WiderThan Co., Ltd. (the "Company"), in response to your letter, dated November 29, 2005, containing the comments of the Staff of the Securities and Exchange Commission with respect to the Registration Statement on Form F-1 publicly filed on November 18, 2005.

     Enclosed on behalf of the Company are ten copies of the amended Registration Statement filed with the Commission today, five of which are marked to show all revisions made to the Registration Statement publicly filed on November 18, 2005.

     The responses of the Company to the Staff's comments are set forth in this letter and each response follows the text of the paragraph of the comment letter to which it relates.

     We would like to advise the Staff that the Company currently plans to request acceleration of the Registration Statement and price the offering by December 8, 2005.


                               * * * * * * * * * *

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Securities and Exchange Commission        - 2 -                 December 1, 2005


General

1. Please file all prior correspondence, which was submitted to us in hard copy, electronically on EDGAR. This includes, but is not limited to, your response letter submitted to us on November 18, 2005.

     RESPONSE

     As of today, the Company has filed all of its prior correspondence with the Commission electronically on EDGAR. The Company plans to file this letter shortly hereafter and any future correspondence promptly thereafter.


Financial Condition, page 59

2. We note your responses to prior comments 1 and 2 and your revisions to the disclosure. Please give consideration to further revision as your response to prior comment 2 that begins "In such a case,..." doesn't appear to be consistent with the preceding situation which is that Melody Share Corporation's Series C preferred stock is converted into common stock which is sold into the Offering.

     RESPONSE

     In response to the Staff's comment, the Company has revised the disclosure on page 59 of the Registration Statement.


Unaudited Consolidated Statements of Operations, page F-3

3. We have reviewed your response to prior comment four and do not understand how you concluded that costs incurred by Melody Share Corporation are "directly attributable" to the offering of securities. It appears that the offering could occur without the formation of Melody Share Corporation. Also, because Melody Share Corporation was formed to facilitate stock-based compensation, it appears that these costs could have also been incurred without the issuance of securities. Please explain the basis for your conclusions in further detail giving consideration to the above scenarios.

     RESPONSE

     As mentioned in previous correspondence with the Staff, in connection with the Company's preparation for this IPO, the Company was informed by its advisors, including the underwriters, that it would not be able to conduct an offering with its existing VSO compensation plan (the "VSO Plan") in place. The Company was advised that the cash outlay required to be made by the Company under the VSO Plan would make it impossible for the Company to access the public financial markets. Accordingly,

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Securities and Exchange Commission        - 3 -                 December 1, 2005


     it was clear to the Company that the offering could not occur without some type of VSO cancellation and exchange ("VSO exchange").

     Due to Korean legal restrictions and U.S. tax and accounting considerations, the Company and its advisors, after careful consideration, identified the Melody Share Corporation structure as the only practical solution to execute the VSO exchange. Although other means may have existed to facilitate stock-based compensation to the employees of WiderThan Americas, there was no other alternative that fits within the boundaries of Korean law, also satisfying the existing obligations to the VSO holders, meeting the Company's needs and garnering shareholder support. Thus, the offering could not have occurred without the formation of Melody Share Corporation.

     All of the actions to create the Melody Share Corporation structure, including (i) creating Melody Share Corporation itself; (ii) Melody's borrowing of funds; (iii) forming WT Investor Corp.; (iv) creating the put agreements to support the loan; (v) Melody's using the proceeds from the loan to purchase Series C shares of the Company; and (vi) the awarding of the cash rights to former VSO holders, were executed solely for the purpose of enabling the Company's IPO. In other words, the Company would not have performed these actions if it was not preparing for the offering. In addition, the two shareholders of the Company, who are also the shareholders of WT Investor Corp., never would have taken the risks of the put arrangement supporting Melody Share Corporation's loan if the Company's IPO was not going to be a direct result of the Melody Share Corporation structure.

     As such, the Company believes that all of such actions are directly attributable to the offering and further that all of the costs associated with each of such actions (legal fees associated with formation of Melody Share Corporation, the taking out of the loan, and the creation of the put agreement structure, loan origination fees, etc.) are also directly attributable to the offering. Therefore, in accordance with SAB Topic 5A, these costs have been deferred in the Company's consolidated balance sheet as IPO related costs.

     As detailed in the prior response letter dated November 14, 2005, at September 30, 2005, the Company has deferred all costs related to the offering, totaling $3.0 million, of which $0.6 million is included on the stand-alone balance sheet of Melody Share Corporation and $2.4 million is included on the stand-alone balance sheet of WiderThan Co., Ltd. However, as the Company consolidates Melody Share Corporation, it does not believe that the fact that Melody Share Corporation incurred these costs rather than the registrant should affect the treatment of these costs in the Company's consolidated financial statements.

     In addition, the Company believes that the VSO exchange and its directly related activities, as detailed above, are inextricably linked to the offering, as the benefits arising from the VSO exchange are contingent on the offering occurring. As indicated in the footnotes to the Company's consolidated financial statements, if the offering does not occur before December 15, 2005, the two shareholders of WT Investor Corp. will try to

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Securities and Exchange Commission        - 4 -                 December 1, 2005


     negotiate an extension of the lending arrangement to accommodate a closing of an offering after December 15, 2005. If, however, the loan to Melody Share Corporation is not extended, then the VSO Replacement Cash Rights Agreements will be terminated, and WiderThan Americas will be required either to reinstate the VSOs or provide for an alternative compensation program. In such a situation, Melody Share Corporation will require the Company to redeem the Series C Preferred shares held by it in order to repay the loan, and Melody Share Corporation will be dissolved. The offering cannot occur without the VSO exchange, and the VSO exchange will not survive without the offering. The Company believes that this inter-connection makes the two transactions directly attributable to each other.

     The Company believes that the VSO exchange is not analogous to another registrant who restructures its business in order to increase its value in a future IPO, as (a) the Company concluded that it would be unable to consummate the offering with the VSO Plan in place, and (b) the benefits of the VSO exchange are only realized upon an offering since the Melody Share Corporation structure would unwind if an offering were not to occur.


Exhibit Index

4. Please revise the exhibit table to include, under Exhibit 8.1, a reference to the foreign tax opinion included in Exhibit 5.1.

     RESPONSE

     As discussed with the Staff, the Company would like to advise the Staff that the description of Exhibit 8.1 in the Exhibit Index currently includes the reference to the tax opinion in Exhibit 5.1.


Exhibit 5.1

5. We refer you to opinion paragraph (c). In providing a short form tax opinion, counsel must state that the referenced disclosure represents its opinion. It is inappropriate to opine on the fairness of the disclosure, or to state that the disclosure represents a summary of the tax effects.

     RESPONSE

     In response to the Staff's comment, the Company has filed a revised opinion of counsel as Exhibit 5.1 to the Registration Statement and revised the disclosure on page 125 of the Registration Statement.

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Securities and Exchange Commission        - 5 -                 December 1, 2005


Exhibit 8.2

6. Please file a revised opinion from counsel that includes the file number of your registration statement and acknowledges that the F-6, noted in the opinion, has been filed with the Commission.

     RESPONSE

     In response to the Staff's comment, the Company has filed a revised opinion of counsel as Exhibit 8.2 to the Registration Statement, which includes the file number of the Registration Statement and acknowledging the filing of the Form F-6 with the Commission.


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Securities and Exchange Commission        - 6 -                 December 1, 2005


     Please contact Paul B. Ford at Simpson Thacher & Bartlett LLP (425 Lexington Avenue, New York, New York 10017, telephone number 212-455-2870 and fax number 212-455-2502) or Jin Hyuk Park at Simpson Thacher & Bartlett LLP (7th floor, ICBC Tower, 3 Garden Road, Central, Hong Kong, telephone number 011-852-2514-7665 and fax number 011-852-2869-7694), if we can be of any assistance to the Staff in connection with its review of the enclosed amended Registration Statement. With respect to accounting matters, the Staff can also contact Mr. Richard Fuchs of PricewaterhouseCoopers at 011-44-207-212-7969 or send him an email at richard.a.fuchs@us.pwc.com.

     Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our messenger.

     Thank you in advance for your cooperation in connection with this matter.



                                            Very truly yours,



                                            /s/ Jin Hyuk Park
                                            Jin Hyuk Park


Enclosures